Mail Stop 3561
      August 3, 2005


Tan Ho Chen
Chunghwa Telecom Co., Ltd.
21-3 Hsinyi Road, Section1, Taipei
Taiwan, Republic of China

      Re:	Chunghwa Telecom Co., Ltd.
		Amendments No. 1 and No. 2 to Form F-3
      Filed July 28, 2005 and August 1, 2005
		File No. 333-126417

Dear Mr. Chen:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. We note your responses to prior comments 8, 16, and 17 of our July
27, 2005 letter. However, we continue to believe that there should be disclosure in the registration statement highlighting the risk to investors who purchase in the offering if the offering is ruled to be illegal following its closing (unless the company does not believe this is a material risk). Your disclosure should explain what remedies are available to investors and describe any risks to the company arising from the availability of these remedies.

2. We note your response to prior comment 7. The explanation of what an "open tender" is should be included in the prospectus.

3. We note the recent dismissal by the Grand Justices of the petition brought by the legislators of the Republic of China. We note the added disclosure in your first risk factor highlighting the dismissal. Consider adding a similar discussion of the dismissal in the Resolutions Passed by the Legislative Yuan section on page 3.

4. We note your responses to prior comments 3 and 12 and the disclosure under "Transitional Obligations to Employees." Further clarify how, if true, the privatization will reduce the company`s pension obligations.

Control Yuan Corrections, page 87

5. Please explain the meaning of a "correction" issued by the Control
Yuan. Briefly explain the Control Yuan`s authority over the offering. Discuss the consequences of receiving a "correction," particularly with respect to the offering and its validity. State whether the issues relating to the "corrections" have been resolved and how they were resolved.

Exhibits Index

6. We note the Exhibit Index in Amendments No. 1 and No. 2 do not list the Chang & Chang opinion as an exhibit. In your response letter, please tell us whether the company still intends to file the opinion as an exhibit.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ted Yu at (202) 551-3372 or me at (202) 551-
3810
with any other questions.


      					Sincerely,



Larry Spirgel
Assistant Director

??

??

??

??

Tan Ho Chen
Chunghwa Telecom Co., Ltd.
August 3, 2005
Page 1